Exhibit 99.3

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(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT

IN RELATION TO PROVISION FOR IMPAIRMENT

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to Inside Information Provisions (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09 and 13.10B of the Listing Rules.

On 30 March 2021, the seventeenth meeting of the eighth session of the board of directors of the Company (the “Board”) has considered and approved the Proposal on the Provision for Impairment of the Company and its Subsidiaries. The details are as follows:

I.	PROVISION FOR IMPAIRMENT

In order to objectively and fairly reflect the Company’s financial position and operating results, the Company performed impairment tests on relevant assets within the scope of consolidation in accordance with the PRC Accounting Standards for Business Enterprises and the International Accounting Standards based on the principle of prudence, and made a provision for impairment of various assets with a total amount of RMB4.181 billion for the year of 2020. The details of the provision for impairment of assets are as follows:

1.	Provision for Impairment of Assets

In order to cope with the impact of the coronavirus disease 2019 (COVID-19) pandemic on the global aviation industry, the Company plans to dispose of some obsolete aircraft and some aircraft with high operating costs in advance. In accordance with the requirements of the Accounting Standards for Business Enterprises No.8-Asset Impairment, the Company conducted impairment tests on relevant assets, and made a provision for impairment of aircraft, spare engines, aviation equipment and other assets with an amount of RMB4.017 billion for the year of 2020.

2.	Provision for Expected Credit Losses

The Company made a provision for impairment of receivables with an amount of RMB164 million for the year of 2020 based on the nature, ageing, and risk of receivables at the end of the year of 2020.

II.	DECISION-MAKING PROCEDURES

The plan of the provision for impairment of the Company and its subsidiaries has been reviewed by the Audit and Risk Management Committee of the eighth session of the Board of the Company, and has been considered and approved by the seventeenth meeting of the eighth session of the Board and the twelfth meeting of the eighth session of the Supervisory Committee of the Company. The independent directors of the Company have given independent opinions on the provision for impairment.

The Audit and Risk Management Committee of the eighth session of the Board of the Company has reviewed the plan of the provision for impairment of the Company and its subsidiaries, and is of the view that the plan of the provision for impairment of the Company and its subsidiaries has sufficient basis, complies with the Accounting Standards for Business Enterprises and other relevant requirements, and is in line with the actual condition of the Company’s assets. After making a provision for impairment, the consolidated financial statements for the year of 2020 could more fairly reflect the financial position and operating results of the Company for the year of 2020. The plan does not prejudice the interests of the Company and its shareholders, especially the minority shareholders. The Audit and Risk Management Committee thus agrees with the plan of the provision for impairment of the Company and its subsidiaries, and submits the matter to the Board for consideration.

Upon consideration, the eighth session of the Board of the Company is of the view that the plan of the provision for impairment complies with the Accounting Standards for Business Enterprises and other relevant requirements, and fairly reflects the asset value and financial position of the Company, thus agrees with the plan of the provision for impairment of the Company and its subsidiaries.

The eighth session of the Supervisory Committee of the Company has given review opinions on the plan of the provision for impairment of the Company and its subsidiaries, and is of the view that the aforementioned proposal has been considered at the seventeenth meeting of the eighth session of the Board of the Company, and the decision-making procedures are in compliance with the laws and regulations. The plan of the provision for impairment complies with the Accounting Standards for Business Enterprises and other relevant requirements, and fairly reflects the asset value and financial position of the Company. The eighth session of the Supervisory Committee of the Company thus agrees with the plan of the provision for impairment of the Company and its subsidiaries.

The independent directors of the Company have given independent opinions on the plan of the provision for impairment of the Company and its subsidiaries, and are of the view that the plan of the provision for impairment of the Company and its subsidiaries has sufficient basis, complies with the Accounting Standards for Business Enterprises and other relevant requirements, and is in line with the actual condition of the Company’s assets. The approval procedures for the provision for impairment are in compliance with the laws and regulations. After making a provision for impairment, the consolidated financial statements for the year of 2020 could more fairly reflect the financial position and operating results of the Company for the year of 2020, which is conducive to providing investors with more authentic and reliable accounting information. The plan does not prejudice the interests of the Company and its shareholders, especially the minority shareholders.

III.	IMPACT OF PROVISION FOR IMPAIRMENT ON THE PROFIT OF THE COMPANY FOR THE YEAR OF 2020

The Company’s provision for impairment for the year of 2020 will result in an increase in the impairment loss of assets with an amount of RMB4.181 billion in the consolidated financial statements of the Company, and an increase in the loss before tax with an amount of RMB4.181 billion in the consolidated financial statements of the Company.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 March 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.